

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors and Member
Annexus Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which Annexus Securities, LLC (the Company) stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;

2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; and

3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence that the Company limited its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of 17 C.F.R. § 240.15c2-4; and/or (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of 17 C.F.R. § 240.15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription-way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

RSM US LLP

Minneapolis, Minnesota
March 6, 2023

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2022 Annexus Securities LLC Exemption Report

Annexus Securities LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Annexus Securities, LLC

I, Kenneth Lepore, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Chief Compliance Officer

February 15, 2023

o 480 321 8992
f 480 452 0896

16767 N Perimeter Dr, Suite 320
Scottsdale, AZ 85260

OMB APPROVAL
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SEC FILE NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Annexus Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

16767 N. Perimeter Dr., Suite 320
(No. and Street)

Scottsdale	AZ	85260
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Lepore	(480) 321-8992	kenlepore@annexus.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

801 Nicollet Mall West Tower	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

09/24/2003	49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kenneth Lepore_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Annexus Securities, LLC_____ , as of _____ December 31 , 2022_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



ASHLEY MELLOR
Notary Public - State of Arizona
MARICOPA COUNTY
Commission # 603375
Expires June 29, 2025

Signature: _____

Title: _____
CCO/FinOp

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☑ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANNEXUS SECURITIES, LLC

SCOTTSDALE, ARIZONA

DECEMBER 31, 2022

ANNEXUS SECURITIES, LLC
SCOTTSDALE, ARIZONA

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTARY INFORMATION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2022

CONTENTS



Report of Independent Registered Public Accounting Firm

Member and the Board of Directors
Annexus Securities, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Annexus Securities, LLC
(the Company) as of December 31, 2022, the related statements of operations, changes in member's
equity, and cash flows for the year then ended, and the related notes to the financial statements
(collectively, the financial statements). In our opinion, the financial statements present fairly, in all material
respects, the financial position of the Company as of December 31, 2022, and the results of its operations
and its cash flows for the year then ended, in conformity with accounting principles generally accepted in
the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on the Company's financial statements based on our audit. We are a public
accounting firm registered with the Public Company Accounting Oversight Board (United States)
(PCAOB) and are required to be independent with respect to the Company in accordance with U.S.
federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that
we plan and perform the audit to obtain reasonable assurance about whether the financial statements are
free of material misstatement, whether due to error or fraud. The Company is not required to have, nor
were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit
we are required to obtain an understanding of internal control over financial reporting but not for the
purpose of expressing an opinion on the effectiveness of the Company's internal control over financial
reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial
statements, whether due to error or fraud, and performing procedures that respond to those risks. Such
procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the
financial statements. Our audit also included evaluating the accounting principles used and significant
estimates made by management, as well as evaluating the overall presentation of the financial
statements. We believe that our audit provides a reasonable basis for our opinion.

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Supplemental Information
The supplementary information contained in Schedules I, II and III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

RSM US LLP

We have served as the Company's auditor since 2017.

Minneapolis, Minnesota
March 6, 2023

ANNEXUS SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$	361,180
Commission Receivable		354,170
Prepaid Expenses		33,188
TOTAL ASSETS	$	748,538

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Due to Related Parties	$	358,791
Accrued Employee Bonus and Payroll		84,286
Accrued Expenses		15,511
TOTAL LIABILITIES		458,588
MEMBER'S EQUITY		289,950
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	748,538

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2022

Commission Revenue	$	4,596,712
TOTAL REVENUES	$	4,596,712
EXPENSES		
Compensation and Benefits	$	2,183,344
Management Fees		532,993
Office and Other		60,430
Taxes and Licenses		27,684
Professional and Consulting Fees		26,841
IT Software and Miscellaneous		26,791
Trademark Fee		8,000
Insurance		1,548
Occupancy		947
TOTAL EXPENSES	$	2,868,578
NET INCOME	$	1,728,134

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

BALANCE - JANUARY 1, 2022	$	927,557
Capital Distributions		(2,365,741)
Net Income		1,728,134
BALANCE - DECEMBER 31, 2022	$	289,950

The accompanying notes are an integral part of the financial statements.

ANNEXUS SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

OPERATING ACTIVITIES	
Net Income	$ 1,728,134
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase)/Decrease in operating assets:	
Commission Receivable	(54,276)
Prepaid Expenses and Other Assets	2,054
Increase/(Decrease) in Operating Liabilities:	
Accrued Employee Bonus and Payroll	(23,879)
Due to Related Parties	243,624
Accrued Expenses	(18,997)
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 1,876,659
FINANCING ACTIVITIES	
Capital Distributions	$ (2,365,741)
NET CASH USED BY FINANCING ACTIVITIES	(2,365,741)
NET DECREASE IN CASH	(489,082)
CASH - beginning of year	850,262
CASH - end of year	$ 361,180

The accompanying notes are an integral part of the financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Annexus Securities, LLC (the "Company") is a Delaware limited liability company, which is wholly owned by Annexus Holdings, LLC ("Holdings"), a Delaware limited liability limited partnership.

In August 2022, the indirect equity ownership and control of the Company was transferred from Annexus Holding, LLLP to Holdings that was subsequently acquired by Integrity Marketing Group, LLC ("IMG"). A Change in Ownership Application (CMA) was filed with the Financial Industry Regulatory Authority (FINRA) and approved October 27, 2022.

Headquartered in Scottsdale, Arizona, the Company was formed in 2016 to operate as a securities broker-dealer, marketing and wholesaling registered annuities through wholesale and independent distribution. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). On August 31, 2020, the Company amended its Membership Agreement to be considered a non-covered firm.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to general practice within the brokerage industry. The accompanying financial statements are presented on the accrual basis of accounting, in conformity with GAAP.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Commissions Receivable

The Company's accounts receivable is from commission paid by an unaffiliated broker-dealer for marketing, training and wholesaling of their registered product. Commission receivable over 30 days are considered past due and treated as a nonallowable asset for net capital purposes. As of December 31, 2022, there was no allowance for credit losses recorded in the financial statements. Commission receivable from an unaffiliated broker-dealer were $354,170 at December 31, 2022 and recorded on the statement of financial condition. The Company did not have any other significant commission receivable assets or commission payable balances as of December 31, 2022.

Prepaid Expenses

Prepaid expenses and other assets are reported at net unamortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

Revenue Recognition

The Company recognizes revenues pursuant to FASB's Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606). The Company's performance obligations under its single customer contract include marketing, training, and wholesaling activities related to the sale of registered annuity products. Commission revenues are earned on the basis of and calculated as a percentage of the initial policy premium at issue date. Under ASC 606, the Company views the marketing, training, and wholesaling activities as a single performance obligation and recognizes revenue at policy issue date consistent with the payments received monthly under the contract.

Expense Sharing Agreement

The Company is part of an expense sharing agreement with Annexus Management Company, LLC ("AMC") such that certain general and administrative expenses are allocated to the Company as a management fee primarily based on the proportion of employee headcount and resources utilized. The expense sharing agreement also requires reimbursement for direct costs incurred by AMC on behalf of the Company. All appropriate allocations have been made for the year ended December 31, 2022 and are included in the accompanying financial statements.

Salaries and Benefits

The Company has six full-time allocated IMG employees. Expenses for securities compensation, salaries, benefits and payroll taxes for the allocated IMG employees are a direct expense of the Company, however, are paid through IMG to securities licensed employees and reimbursed by the Company. Other expenses are allocated to the Company in accordance with the expense sharing agreement.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member.

Management performs an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax returns to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. AMC has performed its evaluation of all income tax positions taken on all open income tax returns and has determined that there were no positions taken that do not meet the "more likely than not" standard. Accordingly, there are no provisions for income taxes, penalties, or interest receivable or payable relating to uncertain income tax positions in the accompanying financial statements. The Company is subject to federal and state income tax examinations for taxable years 2019 - 2022.

Events Occurring after Reporting Date

The Company has evaluated events and transactions that occurred through the date the Company's financial statements were issued, for possible recognition or disclosure in the financial statements.

NOTE 3 - CONCENTRATIONS OF RISK

The Company maintains cash balances at financial institutions whose accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to statutory limits. The Company's cash balances generally exceed statutory limits. The Company has not experienced any losses in such accounts and management considers this to be a normal business risk.

The Company engages in various marketing and wholesaling activities in which counterparties solely include broker-dealers, some which may be affiliated with banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk from loss of revenue. The risk of default depends on the creditworthiness of the issuer of the instrument.

For the year ended December 31, 2022, 100% of commission revenue was paid by one unaffiliated Broker/Dealer. This customer accounted for 100% of commissions receivable as of December 31, 2022.

include salaries, securities compensation, benefits and payroll taxes of $2,183,344 for shared employees, $540,993 of overhead and administration fees including allocation of fees for rent. Management Fees of $532,993 are described in detail in Note 2 under the expense sharing agreement and relate to general and administrative expenses. As of December 31, 2022, net payable to AMC totaled $358,791.

On January 1, 2018, the Company entered into an amended cancelable trademark license agreement with The Annexus Group, LLC ("Group"), a related party, to use various names and marketing slogans. The amended agreement requires the Company to pay a royalty fee of $1,000 per month. This agreement ended with the sale to IMG in August 2022.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

From time to time the Company is involved or may be involved in legal proceedings, regulatory and arbitration proceedings and claims that may arise in the ordinary course of business, the outcome of which is uncertain, management believes that the disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the Company had regulatory net capital of $244,555, which was $213,982 in excess of its required net capital of $30,573. The Company's percentage of aggregate indebtedness to net capital ratio was 188%.

NOTE 7 - EMPLOYEE BENEFIT PLAN

AMC sponsors a 401(k) plan for the benefit of employees. During the year ended December 31, 2022, $47,925 related to matching contributions to the plan were charged to operations and included in compensation and benefits on the statement of operations.

<u>SUPPLEMENTARY INFORMATION</u>

ANNEXUS SECURITIES, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

Net Capital		
Total member's equity from the Statement of Financial Condition	$	289,950
Nonallowable assets from the Statement of Financial Condition		(45,395)
Net Capital	$	244,555
Total aggregate indebtedness	$	458,588
Computation of basic net capital requirement		
Minimum net capital required (greater of 6 2/3 % of aggregate indebtedness or $5,000)	$	30,573
Minimum dollar net capital requirement		5,000
Net capital requirement	$	30,573
Excess net capital	$	213,982
Net capital less greater of 10% of total aggregate indebtedness or 120% of net capital required	$	198,696
Percentage of aggregate indebtedness to net capital		188%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2022, filed on March 3, 2023, as amended.

ANNEXUS SECURITIES, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

DECEMBER 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

ANNEXUS SECURITIES, LLC

SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2022

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3. The Company is considered a non-covered firm and relies on Footnote 74 of the SEC Release No. 34-70073, adopting amendments to 17 C.F.R. § 240.17a-5, as the Company limits its business activities exclusively to participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (1) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

ANNEXUS SECURITIES, LLC

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF DECEMBER 31, 2022

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2022, filed on March 3, 2023, as amended.)

Net capital, as reported in Company's Part IIA (unaudited Focus report)	$	244,555
Net audit adjustments		-
Net capital per audit	$	244,555

ANNEXUS SECURITIES, LLC

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

DECEMBER 31, 2022

No differences were found.

ANNEXUS SECURITIES, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

DECEMBER 31, 2022

None



**Report of Independent Registered Public Accounting Firm
on Applying Agreed-Upon Procedures**

Board of Directors and Member
Annexus Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. Management of Annexus Securities, LLC (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purposes. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The appropriateness of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the appropriateness of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no assessment was due per the Form SIPC-7 and no cash disbursements were recorded.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

THE POWER OF BEING UNDERSTOOD
AUDIT | TAX | CONSULTING

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

RSM US LLP

Minneapolis, Minnesota
March 6, 2023

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2022

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

CRD # 285198 SEC # 8-69829

ANNEXUS SECURITIES, LLC
16767 N. PERIMETER DR. STE 320
SCOTTSDALE, AZ 85260-1063

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Kenneth Lepore 480-321-8992

Revised 03-03-2023

2.	A. General Assessment (item 2e from page 2)	$0
	B. Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(0)
	C. Less prior overpayment applied	(0)
	D. Assessment balance due or (overpayment)	0
	E. Interest computed on late payment (see instruction E) for______days at 20% per annum	0
	F. Total assessment balance and interest due (or overpayment carried forward)	$0

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $0

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Annexus Securities, LLC
(Name of Corporation, Partnership or other organization)

Kenneth Lepore — Digitally signed by Kenneth Lepore Date: 2023.03.04 13:24:33 -07'00'
(Authorized Signature)

Dated the 01 day of February, 20 23.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Revised 03-03-2023

Amounts for the fiscal period
beginning 01/01/2022
and ending 12/31/2022

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 4,596,712

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions 0

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 4,596,712

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
    (See Instruction C):

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

        Enter the greater of line (i) or (ii) 0

        Total deductions 0

2d. SIPC Net Operating Revenues $ 0

2e. General Assessment @ .0015 $ 0

(to page 1, line 2.A.)